Net 1 UEPS Technologies, Inc.
President Place
4th Floor
Corner Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196, South Africa

April 3, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Net 1 UEPS Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 25, 2011
Definitive Proxy Statement on Schedule 14A
Filed October 28, 2011
Current Report on Form 8-K
Filed August 25, 2011
File No. 000-31203

Ladies and Gentlemen:

     In connection with responding to comments by the Securities and Exchange Commission (the “Commission”), Net 1 UEPS Technologies, Inc. (the “Company”) acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NET 1 UEPS TECHNOLOGIES, INC.

By:	/s/Herman Gideon Kotzé
Name: Herman Gideon Kotzé
Title: Chief Financial Officer, Treasurer, and Secretary